

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2011

Mr. Philip Yee
Chief Financial Officer
Canarc Resource Corp.
Suite #301-700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8

> **Re: Canarc Resource Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed July 15, 2010**
> **File No. 0-18860**

Dear Mr. Yee:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief